Exhibit 99.1

News

Contact: Uri Birenberg, CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS FINANCIAL RESULTS
FOR Q3 AND 1st 9 MONTHS OF 2015

- Record 82.5% Gross Margin With $0.1 EPS (Basic, Non-GAAP) -
- Continued Progress in Penetrating Top-Tier NFV Markets: Discussions Move Forward With Tier-1 Service Providers in the U.S. –

TEL-AVIV, Israel – October 27, 2015-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of Customer Experience Management (CEM) solutions, today reported its financial results for the third quarter and first nine months ended September 30, 2015.

In $ thousands	Q1-Q3 2015	Q1-Q3 2014	Q3 2015	Q3 2014
Revenues	$15,958	$16,448	$4,767	$6,007
Gross margin	80.0%	69.2%	82.5%	66.0%
Net profit (loss) (GAAP)	$1,201	$1,093	$561	$776
Net profit (non-GAAP)	$2,261	$1,480	$835	$872
Cash & equivalents	$7,978	$4,509	$7,978	$4,509

Financial Results

First Nine Months of 2015: RADCOM’s revenues for the nine-month period totaled $16.0 million compared with $16.4 million in the first nine months of 2014, while gross margin increased to 80.0% from 69.2%. The strong gross margin is in line with the new target margin announced last quarter, reflecting the Company’s successful transition from hardware to software-based products.

Net income for the first nine months totaled $1.2 million, or $0.14 (basic) and $0.13 (diluted) per ordinary share, up 10% compared with $1.1 million, or $0.14 (basic) and $0.13 (diluted) per ordinary share in the first nine months of 2014. On a non-GAAP basis, net income for the period totaled $2.3 million, or $0.26 (basic) and $0.25 (diluted) per ordinary share, a 53% increase compared with $1.5 million, or $0.18 (basic) and $0.17 (diluted) per ordinary share, for the first nine months of 2014.

The Company’s cash balance as of the end of the period totaled $8.0 million, up 78% compared with $4.5 million at the end of Q3 2014. The increase reflected the strong collections and high customer satisfaction achieved throughout the year.

Third Quarter: For the third quarter, RADCOM’s revenues totaled $4.8 million, unchanged from the second quarter of 2015 but down from $6.0 million in the third quarter of 2014. For the past two quarters, sales have been affected by the Company’s focus on high-potential Tier-1 deals in the U.S. and other regions, each with long decision-cycles.

Gross margin for the quarter was 82.5%, an all-time record for the Company. This compared with 66.0% for the third quarter of 2014.

Net income for the third quarter totaled $561,000, or $0.07 (basic) and $0.06 (diluted) per ordinary share, compared with $776,000, or $0.10 (basic) and $0.o9 (diluted) per ordinary share, for the third quarter of 2014. On a non-GAAP basis, net profit for the period was $835,000, or $0.10 (basic) and $0.09 (diluted) per ordinary share, compared with $872,000, or $0.11 (basic) and $0.10 (diluted) per ordinary share for the third quarter of 2014.

Comments of Management

“During the past several quarters, we have been fully focused on a number of transformative opportunities with top-tier service providers in the U.S. and other regions, with recent developments making us very excited,” commented Mr. David Ripstein, RADCOM’s President and CEO. “Addressing these opportunities has required a massive R&D and marketing effort which has naturally affected our execution of other projects. However, our Q3 bookings set a new quarterly record for us, demonstrating the continued health of our business from existing customers. We believe our Tier-1 investment will prove itself in the quarters ahead, taking our business to a new level while positioning us as the premier CEM provider for virtualized/NFV networks.

“We are pleased that our record margin has partially compensated for the quarter’s weaker revenues, enabling us to post our eighth straight profitable quarter and demonstrating just how far we have come in a relatively short time. Building from a strong and healthy platform, we are poised to enter the exciting NFV market at the beginning of its growth curve, and believe that we are on the cusp of a breakthrough.”

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from October 28th on RADCOM's website.

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.
Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$4,767	$6,007	$15,958	$16,448
Cost of sales	835	2,044	3,189	5,069
Gross profit	3,932	3,963	12,769	11,379

Research and development, gross	1,389	1,397	4,452	4,483
Less - royalty-bearing participation	867	719	1,007	1,306
Research and development, net	522	678	3,445	3,177
Sales and marketing, net	2,194	1,650	5,781	5,371
General and administrative	534	550	1,740	1,686
Total operating expenses	3,250	2,878	10,966	10,234
Operating income	682	1,085	1,803	1,145
Financing expense, net	(107)	(309)	(481)	(52)
Income before taxes	575	776	1,322	1,093
Taxes	(14)	-	(121)	-
Net profit	$561	$776	$1,201	$1,093

Basic net income per ordinary share	$0.07	$0.10	$0.14	$0.14
Diluted net income per ordinary share	$0.06	$0.09	$0.13	$0.13

Weighted average number of ordinary shares used in computing basic net income per ordinary share	8,622,196	8,073,268	8,541,563	8,021,425

Weighted average number of ordinary shares used in computing diluted net income per ordinary share	9,141,928	8,515,158	9,091,721	8,493,472

RADCOM LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	$561	$776	$1,201	$1,093
Stock-based compensation (1)	274	96	1,060	387
Non-GAAP net income	$835	$872	$2,261	$1,480
Non-GAAP net income per share (basic)	$0.10	$0.11	$0.26	$0.18
Non-GAAP net income per share (diluted)	$0.09	$0.10	$0.25	$0.17

Number of shares used in computing Non-GAAP earnings per share (basic)	8,622,196	8,073,268	8,541,563	8,021,425

Number of shares used in computing Non-GAAP earnings per share (diluted)	9,141,928	8,515,158	9,091,721	8,493,472

(1) Stock-based compensation:
Cost of sales	7	2	29	11
Research and development	108	34	433	135
Selling and marketing	102	29	326	133
General and administrative	57	31	272	108
	274	96	1,060	387

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	September 30, 2015	December 31, 2014
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	7,946	6,848
Restricted cash deposits	32	32
Trade receivables	5,527	5,477
Inventories	1,709	2,699
Other receivables	1,928	1,411
Total Current Assets	17,142	16,467
Severance pay fund	3,130	3,051
Other long-term receivables	464	600
Property and equipment, net	316	200
Total Assets	21,052	20,318

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,013	1,524
Deferred revenue and advances from customers	799	765
Employee and payroll accruals	2,000	2,377
Other payables and accrued expenses	1,850	1,739
Total Current Liabilities	5,662	6,405

Long-Term Liabilities
Deferred revenue	318	198
Accrued severance pay	3,573	3,453
Total Long-Term Liabilities	3,891	3,651

Total Liabilities	9,553	10,056

Shareholders' Equity
Share capital	371	361
Additional paid-in capital	69,866	68,059
Accumulated other comprehensive loss	(2,843)	(1,062)
Accumulated deficit	(55,895)	(57,096)
Total Shareholders' Equity	11,499	10,262

Total Liabilities and Shareholders' Equity	21,052	20,318